Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Tavia Acquisition Corp. (the “Company”) on Form S-1 of our report dated May 15, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Tavia Acquisition Corp. as of March 31, 2024 and for the period from March 7, 2024 (inception) through March 31, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 17, 2024